Timmins Gold to Announce Fourth Quarter and Full Year 2016
Financial Results and Conference Call

February 27, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) plans to release its fourth quarter and full year 2016 financial results for the period ending December 31, 2016 prior to the market open on March 9, 2017 followed by a conference call hosted by Greg McCunn, Chief Executive Officer, to review the results at 11:00 a.m. (ET).

Q4 and full year 2016 results conference call and webcast:

Date:	Thursday March 9, 2017

Time:	11:00 a.m. ET

Live:	1-855-427-9509 (Canada and U.S. toll free)
1-210-229-8822 (Outside North America)

Webcast:	http://edge.media-server.com/m/p/wv9s4te2

Replay:	To be available on the Timmins Gold website at www.timminsgold.com.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Timmins Gold Corp.
Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.